Mail Stop 3561

May 1, 2006

<u>Via U.S. Mail</u>
Mr. Daniel McHugh
Chief Financial Officer
SLC Student Loan Receivables I, Inc.
750 Washington Boulevard, 9th Floor
Stamford, CT 06901

Re: SLC Student Loan Receivables I, Inc.
Registration Statement on Form S-3
Filed April 6, 2006
File No. 333-133028

Dear Mr. McHugh,

We have limited our review of your filing for compliance with Regulation AB. Please note that our limited review covers only those issues addressed in the comments below. All page references below correspond to the marked version of your filing provided by counsel. Please also note that our comments to either the base prospectus and/or the supplements should be applied universally, if applicable.

Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so that we can better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-3

<u>General</u>

1. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been

current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

2. Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 1100(f) of Regulation AB.

3. Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.

4. Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

SLC Student Loan Trust Prospectus

General

5. Please describe affiliations among parties in a separately captioned section. Refer to Item 1119 of Regulation AB.

Summary

6. We note that you include excess interest as a form of credit enhancement on the cover page. Please describe in the summary what protection or support is provided by the enhancement. In addition, please provide a brief description of how losses not covered by credit enhancement will be allocated. See Item 1103(a)(3)(ix) of Regulation AB.

7. We note from pages S-19 and S-62 that you will employ a supplemental purchase account. While a supplemental purchase account is listed on page 47 of the base prospectus separately from a prefunding account, it is described "as a component of pre-funding". Please explain whether a supplemental purchase account differs from a prefunding account. If a supplemental purchase account does not differ

from a prefunding account, please provide the disclosure in the summary as required by Item 1103(a)(5) of Regulation AB and additional disclosure in an appropriate section as required by Item 1101(c)(3)(ii) and Item 1111(g) of Regulation AB.

8. Please include a bracketed placeholder in the summary disclosing the term of any prefunding period, the amount of proceeds to be deposited, and the percentage of fund assets represented by the account. Confirm that in no case will they exceed what is permitted by Regulation AB.

Remarketing Procedures, page S-10

9. Please confirm that neither the depositor nor any affiliates of the depositor will control the remarketing.

The Trust Student Loan Pool

Third-Party Originators of FFELP Student Loans, page S-50

10. It appears that at least some of the student loans will be from originators other than SLC. Please confirm that no originator or group of affiliated originators will account for 10% or more of the pool assets or provide bracketed disclosure indicating that you will identify originators that originated or are expected to originate 10% or more of the pool assets and that you will provide the additional disclosure required by Item 1110(b) of Regulation AB with respect to any originators that originated or are expected to originate 20% or more of the pool assets.

Description of the Notes

Tender of Reset Rate Notes; Remarketing Procedures, page S-61

11. Please disclose whether the remarketing agents identified here are affiliates.

SLC Private Credit Student Loan Trust Prospectus

Summary

12. We note that the SLC Student Loan Trust Prospectus defines both the cutoff date and the statistical cutoff date in the summary. However, the SLC Private Credit Student Loan Trust Prospectus defines only the statistical cutoff date in the summary on page S-8. Please identify in the summary the cutoff date or similar

date for establishing the composition of the asset pool or advise. Refer to Item 1103(a)(2) of Regulation AB.

The Trust Student Loan Pool

Eligible Trust Student Loans, page S-34

13. We note that no student loans will be 30 days or more past due. However, the table on page S-45 provides information on student loans in the asset pool up to 209 days delinquent, suggesting that there may be student loans more than 30 days past due. Please clarify, and revise so that these sections of disclosure are consistent.

Insurance of Trust Student Loans, page S-50

14. We note that you identify an insurance provider for the student loans. Please add bracketed language providing financial information about this significant obligor. Refer to Item 1112(b) of Regulation AB.

Base Prospectus

Servicing and Administration

Servicing Procedures, page 49

15. We note in the last sentence of this section that servicing procedures pertaining to private credit student loans will be set forth in the related prospectus supplement. We could not locate this disclosure. Please revise in an appropriate section or advise.

Certain Information Regarding the Notes

Other Indices, page 84

16. We note that "each related prospectus supplement may also set forth additional interest rate indices… that may be applicable for any class of reset rate notes." Please revise the base prospectus to identify all indices that may be used to determine interest payments or confirm that, in any case, they will be indices that reflect payments of interest based on debt transactions and not based on a securities or commodities index. Refer to Item 1113(a)(3) of Regulation AB.

Credit and Liquidity or other Enhancement or Derivative Arrangement, page 86

17. We note from the last sentence of the third paragraph of this section that a form of credit enhancement may be structured so as to cover more than one series of notes. In addition, noteholders will be subject to the risk that such credit enhancement will be exhausted by claims of noteholders of other series. Please provide us with a legal analysis as to why this arrangement is consistent with the definition of an asset-backed security.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all the facts relating to a company's disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions regarding these comments, you may contact Joshua Ravitz at (202) 551-4817. If you need further assistance, you may contact me at (202) 551-3454.

Sincerely,

Max A. Webb
Assistant Director

cc: Via Facsimile (202) 504-6666
Malcolm Wattman, Esq.
Cadwalader, Wickersham & Taft LLP